Exhibit 99.9

FORM OF MANAGEMENT’S LETTER TO HOLDERS OF DEPOSITARY UNITS

ROYAL HAWAIIAN ORCHARDS, L.P.

Dear Holders of Depositary Units:

On __________ __, 2017, Royal Hawaiian Orchards L.P. (the “Partnership”) commenced a rights offering and distributed to its holders of Depositary Units representing Class A Units of the Partnership (the “Depositary Units”) rights to purchase up to 11,100,000 Depositary Units representing up to 11,100,000 Class A units of the Partnership. Simply put, that means for every whole Depositary Unit you held on February 28, 2017, you will receive a subscription right to purchase one Depositary Unit at the subscription price of $____ per Depositary Unit. In addition, if you exercise your basic subscription right in full, you will be eligible to purchase any Depositary Units that are not purchased by other holders under what we refer to as your “over-subscription privilege.” Exercise of your over-subscription privilege is subject to limitation and allocation as further described in the prospectus that accompanies this letter.

In the prospectus there is a section referred to as “Questions and Answers Related to this Rights Offering,” and the prospectus also gives detailed information on our strategic plan and use of proceeds. We urge you to carefully read the entire prospectus prior to making any decision regarding exercise of your subscription rights.

In this letter, we want to summarize why we are taking this important step and what it means for you.

Overview of the Partnership

The Partnership is a master limited partnership organized under the laws of the State of Delaware in 1986. We are engaged in the business of growing and farming macadamia nuts in the State of Hawaii and processing for retail sale macadamia-based products. We farm approximately 5,381 tree acres of macadamia nut orchards on the island of Hawaii, including 641 acres that we own and lease to another party. We also farm approximately 433 tree acres of macadamia orchards in Hawaii for other orchard owners in exchange for a fee.

Beginning in 2010 with the acquisition of the IASCO orchards, we have been acquiring orchards that we farmed for others and vertically integrating our operations to allow us to sell our nuts at the most profitable prices available without geographic limitations. We have invested more than $24 million in Hawaii in orchards and infrastructure and have further vertically integrated into macadamia based products under the brand name ROYAL HAWAIIAN ORCHARDS®, which are now sold in over 20,000 stores in the United States.

Our strategy is to (i) continue to move from leased orchards and contract farming to farming orchards owned by us by acquiring new orchards and restructuring current relationships, (ii) further invest in our orchards and related infrastructure to increase production and profitability of existing orchards, and (iii) realize the potential of our vertically integrated strategy by growing our nut processing activities and profitably selling macadamia nuts.

We have used leverage to execute this strategy and at December 31, 2016, we had $23.5 million of indebtedness, of which $13.2 million was short term and due July 15, 2017. $2.835 million, which was a short-term bridge loan used to purchase our Becker orchards, is required to be repaid immediately if we receive proceeds from an equity offering, including this Rights Offering. If we do not complete this Rights Offering, we will not have the funds necessary to repay the bridge loan on July 15, 2017. If the bridge loan is not repaid, we may not be able to refinance or extend the maturity date of, and we will not be able to repay, our revolving credit facility, which had $8.15 million of borrowings outstanding as of December 31, 2017, and also matures on July 15, 2017. Management has determined that this level of current debt raises substantial doubt regarding our ability to continue as a going concern and that raising equity through this Rights Offering is the most effective way of addressing this going concern issue.

We intend to utilize the funds from the Rights Offering to pursue our strategy as follows:

●	Repaying in full the 2015 bridge loan related to our acquisition of Becker orchards;

●	Investing in plant and equipment in our orchards to increase the efficiency and effectiveness of our plant, irrigation systems and cultivation processes; and

●	For general partnership purposes, which may include, among other things:

-	Repaying or refinancing all or a portion of our revolving credit facility;

-	Funding working capital;

-	Acquiring land, orchards and related business where acquisitions meet our return objectives; and

-	Reducing general and administrative costs as a percentage of sales by growing revenue and buying back small unit holders, where possible, to reduce Partnership administration costs.

In order to full implement this strategy, we estimate that we will need approximately $20,000,000 over the next several years.

What This Means for You

We see the opportunity to invest in and strengthen our core orchard business. As we own more of the land that underlies our orchards, we will be able to invest in the trees and farming operations to maximize the long-term potential of our orchards. The proceeds of the offering will also enable us to to take advantage of opportunities as they become available to acquire additional land, orchards and related businesses. We believe we can stabilize earnings for the Partnership and build long term value for all unit holders.

Sincerely,

Bradford Nelson

President of Royal Hawaiian Resources, Inc.

Managing General Partner of Royal Hawaiian Orchards, L.P.

Investing in our Depositary Units involves risk. You should read carefully the entire prospectus enclosed and the documents incorporated by reference in the prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2016, before making your investment decision. You should pay special attention to the “Risk Factors” section of the prospectus to determine whether an investment in our Depositary Units is appropriate for you.